

M.S. HOWELLS & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF December 31, 2019

This Statement of Financial Condition has been filed with the Securities and Exchange Commission as a **PUBLIC DOCUMENT.** Simultaneously a **CONFIDENTIAL REPORT** pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934 has been filed with the Securities and Exchange Commission.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.S. Howells & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20555 N. Pima Road, Suite #100
(No. and Street)

Scottsdale (City) Arizona (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcy Crites (480) 563-2032
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

1230 Rosecrans Avenue, Suite 510 (Address) Los Angeles (City) California (State) 90266 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark S. Howells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.S. Howells & Co., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of AZ County of Maricopa
Signed before me on this 26th day
of Feb 2020 by Terri L Proctor
Notary Public [signature]
My Commission Expires 10-19-2021

TERRI L. PROCTOR
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
October 19, 2021

Notary Public

[signature]
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Shareholders
M.S. Howells & Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of M.S. Howells & Co. (the Company) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditors since 2019.

Los Angeles, California
March 2, 2020

M.S. HOWELLS & CO.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS		2019
Cash and cash equivalents	$	721,101
Commissions receivable		33,010
Deposits with Clearing Brokers		300,000
Due from Clearing Broker		142,502
Furniture, equipment and leasehold improvements, net of		
accumulated depreciation of $526,106 (Notes 1 and 2)		38,261
Operating lease right-of-use asset (Notes 1 and 3)		133,735
Related party receivables (Note 4)		332,719
Other assets		144,632
Total assets		**$ 1,845,960**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	134,673
Accrued soft dollar credits (Note 1)		165,192
Commissions and bonuses payable		132,056
Operating lease liability (Notes 1 and 3)		133,735
Due to Clearing Broker		1,508
Deferred rent (Note 1)		4,672
Total liabilities		571,836

COMMITMENTS AND CONTINGENCIES (Note 5)

SHAREHOLDERS' EQUITY:

Common stock, $0.01 par value, authorized 3,000 shares,	
1,500 shares issued and outstanding	15
Additional paid-in capital	583,429
Surplus	690,680
Total shareholders' equity	1,274,124
Total liabilities and shareholders' equity	**$ 1,845,960**

The accompanying notes are an integral part of this statement.

M.S. HOWELLS & CO.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

M.S. Howells & Co. (the "Company") was incorporated in Delaware on April 11, 2000, and is a securities broker-dealer serving institutional and retail investors.

The Company records securities transactions and related revenue and expenses on a trade-date basis. Other income is recognized when earned.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Pershing LLC and Electronic Transaction Clearing, Inc. (the "Clearing Brokers") on a fully disclosed basis. Each of the Company's agreements with its Clearing Brokers provide that as a Clearing Broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by the Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The Clearing Brokers also perform all services customarily incident thereon, including the preparation and distribution of customer confirmations, statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation on furniture and equipment is provided in amounts sufficient to relate to the cost of the assets to operate over their estimated useful lives ranging from three to seven years using the straight-line method. Leasehold improvements are amortized over the life of the lease.

Cash and Cash Equivalents

Cash includes demand deposits held at financial institutions. Cash equivalents include short-term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations.

(continued)

NOTE 1 -   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Income Taxes

The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for the years prior to 2016. The Company is recognized as an S-Corporation by the Internal Revenue Service; therefore, the Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, commissions receivable, deposits with Clearing Brokers, due from Clearing Brokers, other assets, accounts payable and accrued expenses, accrued soft dollar credits, commissions payable and due to Clearing Broker are carried at amounts that approximate fair value due to the short-term nature of the instruments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

The Company follows the guidance in FASB ASC 718, Compensation-Stock Compensation. FASB ASC 718 requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

During 2019 the Company had no share-based compensation.

(continued)

NOTE 1 -   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)*

Deferred Rent

The Company's policy is to recognize rental expense on a straight-line basis. The cumulative difference attributable to cash payments on rental agreements with escalating payment terms and the rent expense recognized on a straight-line is recognized as an asset or liability as of the Statement of Financial Condition date. The Company has recognized deferred rent liability of $4,672 as of December 31, 2019.

Recent Accounting Pronouncements - Leases (ASC 842)

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." This ASU requires that, for leases longer than one year, a lessee recognize in the balance sheet a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. It also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the Statements of Operations, while for operating leases, such amounts should be recognized as a combined expense. The Company had no financing leases upon adoption of the ASU or throughout 2019. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements.

The Company adopted this ASU in January 2019 under a modified retrospective approach. Upon adoption, in accordance with the ASU, the Company elected to not reassess the lease classification or initial direct costs of existing leases, and to not reassess whether existing contracts contain a lease. The impact of adoption was a gross up of approximately $134,000 on the Company's Statement of Financial Condition. The Company assessed that adoption of the ASU had no impact on retained earnings as of January 1, 2019.

Customer Contracts – Receivables and Payables

Commissions are typically paid to the Company by the Clearing Brokers on trade settlement date. Commissions receivable represents commissions earned on trades that have not settled. Trades typically settle within 30 days and no allowance has been recorded. Commissions receivable at January 1, 2019 were $163,703.

The Company enters into agreements with certain customers to provide for third-party services through a soft dollar arrangement. Accrued soft dollar credits represent the unused portion of soft dollar arrangements and total $165,192 as of December 31, 2019.

NOTE 2 -   FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements consists of the following as of December 31, 2019.

Furniture	$ 48,315
Equipment	428,811
Leasehold Improvements	87,241
	564,367
Accumulated Depreciation	(526,106)
Furniture, equipment, and leasehold improvements, net	**$ 38,261**

NOTE 3 - OPERATING LEASE RIGHT-OF-USE ASSETS AND LIABILITIES

The Company enters into operating leases for real estate, office equipment and other assets, substantially all of which are used in connection with its operations. The Company adopted ASU No. 2016-02 in January 2019, which required the Company to recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability. This amount is then amortized over the lease term. The Company recognized approximately $134,000 (primarily related to the Company's headquarters in Scottsdale, Arizona) of right-of-use assets and operating lease liabilities in non-cash transactions for leases entered into or assumed during 2019 and for material lease agreements that existed as of the date of adoption.

The weighted average remaining lease term for the Company's operating lease liabilities is less than twelve months as of December 31, 2019. The operating lease liability on the balance sheet represents management's estimate of the present value of the future cash flows related to payments over the duration of the lease lives discounted based on management's assessment of the Company's incremental borrowing rate as of January 2019 and for material lease agreements that existed as of the date of adoption.

NOTE 4 -   *RELATED PARTY TRANSACTIONS*

Related party receivables represent amounts receivable from owners and affiliated entities. There are no formal agreements in place.

The Company offers a 401(k) plan to eligible employees ("Participant") with a Safe Harbor Basic Matching Contribution ("Match"). The Match is calculated as 100% of each Participant's elective contribution not exceeding 3% of the Participants compensation, plus 50% of each Participant's elective contribution in excess of 3% but not in excess of 5% of the Participant's compensation.

NOTE 5 -   *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. As of December 31, 2019, the Company had net capital and net capital requirements of $755,963 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.58 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 -   *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND*
        CONTINGENCIES

In the normal course of business, the Company's client activities, through its Clearing Brokers, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

During 2019 and through the date of issuance, there are no litigation matters.

The Company bears the risk of financial failure by its Clearing Brokers. If the Clearing Brokers should cease doing business, the Company's deposits and receivables from the Clearing Brokers could be subject to forfeiture.

NOTE 7 -   *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through March 2, 2020, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.